

May 21, 2012

Via E-mail
Mr. Collin F. Visaggio
Chief Financial Officer
InterOil Corporation
Level 3, 42-52 Abbott Street
Cairns, QLD 4870, Australia

> **Re: InterOil Corporation**
> **Form 40-F for the Fiscal Year ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-32179**

Dear Mr. Visaggio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2011

Exhibit 99.2

Note 13 Oil and Gas Properties, page 41

1.   We note that you have identified five classes of property, plant and equipment in describing the costs capitalized under 'Petroleum Prospective License drilling programs (Unproved)' including exploration and development expenditure on the Elk and Antelope fields; condensate stripping and associated facilities; gas gathering and associated facilities; and liquefied natural gas plant and associated facilities in PNG.

The information described in paragraph 73 of IAS 16 should be provided for each class of property, plant and equipment. Your summary of development related activity does not appear to accomplish this objective. Please submit the revisions that you would propose to satisfy this requirement or explain why you believe it does not apply.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief